CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Annual Report on Form 40-F of Aduro Clean Technologies Inc. for the year ended May 31, 2026 and in the Registration Statements on Form F-10 (No. 333-287475 and 333-292023) of our report dated August 31, 2026, relating to the consolidated financial statements of Aduro Clean Technologies Inc., appearing in the Financial Statements for the year ended May 31, 2026.

Yours truly,

CHARTERED PROFESSIONAL ACCOUNTS

Vancouver, Canada

August 31, 2026